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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ------------------

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                    1-9601
                           (Commission File Number)

(Check one):  Form 10-K  / /  Form 20-F  / /  Form 11-K  / /  Form 10-Q /x/
              Form 10-D / /   Form N-SAR / /  Form N-CSR / /


         For Period Ended:   SEPTEMBER 30, 2008

         / /  Transition Report on Form 10-K
         / /  Transition Report on Form 20-F
         / /  Transition Report on Form 11-K
         / /  Transition Report on Form 10-Q
         / /  Transition Report on Form N-SAR
         For the Transition Period Ended: _________________________

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  NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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=============================================================================

PART I -- REGISTRANT INFORMATION

                          K-V PHARMACEUTICAL COMPANY
                            Full Name of Registrant

                        Former Name if Applicable: N/A

                            2503 SOUTH HANLEY ROAD
           Address of Principal Executive Office (Street and Number)

                              ST. LOUIS, MO 63144
                           City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or
/ / before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in its public filings, the Audit Committee of K-V Pharmaceutical Company (the "Company" or "KV"), with the assistance of legal counsel, including FDA regulatory counsel, and other advisers, is conducting an internal investigation with respect to a range of specific allegations, from multiple sources, involving, among other items, FDA regulatory and other compliance matters and management misconduct. One previously announced FDA recall of a Company product is associated with the investigation as are two new recalls involving several products dated November 7 and November 10, 2008. The Audit Committee presently intends to complete its investigation, deliver its findings and issue its recommended remedial actions before the end of December 2008. The timing of the review will delay the filing of the Company's Form 10-Q for the quarter ended September 30, 2008. Accordingly, results presented below, including net income (loss) and earnings (loss) per share amounts, are preliminary and may be adjusted based upon the outcome of the review and the process of completing the interim financial statements. Upon completion of the review, the Company will disclose the results and finalize its results of operations for the second quarter and year-to-date period of the current fiscal year. The results presented below have not been reviewed by KPMG LLP, the Company's independent registered public accounting firm.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     RICHARD H. CHIBNALL              (314)                645-6600
-------------------------------   ---------------   -----------------------
            (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes (a) |_| No

(a) As a result of the Audit Committee investigation described above, the Company's independent registered public accounting firm, KPMG LLP ("KPMG"), advised the Company that they were unable to complete their SAS 100 review of the unaudited consolidated financial statements for the quarter ended June 30, 2008 included in the Form 10-Q filed with the Securities and Exchange Commission on August 11, 2008, prior to reviewing the results of the completed Audit Committee inquiry. Accordingly, the unaudited consolidated financial

                                     -2-

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     statements accompanying the Form 10-Q for the quarter ended June 30, 2008 have not been reviewed by KPMG, as required by Rule 10-01(d) of Regulation S-X. The Company will have the unaudited consolidated financial statements reviewed immediately after completion of the Audit Committee's inquiry. If the review results in any material change to the unaudited consolidated financial statements, the Company will file an amendment to the Form 10-Q filed on August 11, 2008 reflecting such change.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SUMMARY
-------

Although the Company has not completed all procedures to finalize its results for the second quarter and six-month periods ended September 30, 2008, the Company estimates that net revenues for the second quarter of fiscal 2009 will be $144.3 million, compared to $172.9 million for the second quarter of fiscal 2008. Six-month net revenues for fiscal 2009 are estimated to be $293.2 million, compared to $287.3 million for the first six months of fiscal 2008. Net loss for the second quarter of fiscal 2009 is estimated to be $3.0 million, or $0.06 diluted Class A common share, compared to net income of $40.2 million, or $0.70 diluted Class A common share, for the second quarter of fiscal 2008. Net income for the six-month period ended September 30, 2008 is estimated to be $9.5 million, or $0.19 diluted Class A common share, compared to $46.4 million, or $0.82 diluted Class A common share, for the first six months of fiscal 2008.

We expect comparative results for the second quarter year-on-year to be negatively impacted by the following items:


----------------------------------------------------------------------------------------------------------------
                                DESCRIPTION                                        IMPACT ON DILUTED EPS
----------------------------------------------------------------------------------------------------------------
Unabsorbed labor and overhead and inventory write-offs related to
manufacturing interruptions and inefficiencies in certain generic products                ($0.07)
----------------------------------------------------------------------------------------------------------------
Payments to customers related to delayed supply of certain specialty
generic products                                                                          ($0.02)
----------------------------------------------------------------------------------------------------------------
$2.0 million charge related to the settlement of previously disclosed
Alabama pricing litigation                                                                ($0.02)
----------------------------------------------------------------------------------------------------------------
Expenses associated with the voluntary recalls of certain generic products                ($0.06)
----------------------------------------------------------------------------------------------------------------
Foreign currency mark-to-market transaction loss related to investments
denominated in the Indian Rupee                                                           ($0.01)
----------------------------------------------------------------------------------------------------------------
Lower interest income                                                                     ($0.02)
----------------------------------------------------------------------------------------------------------------
Increased expenses associated with branded product sales and marketing                    ($0.10)
================================================================================================================
Metoprolol 100mg and 200mg  price and volume decline                                      ($0.30)
================================================================================================================
Discontinued cough/cold products                                                          ($0.05)
================================================================================================================
Lower Ther-Rx net revenues across the product portfolio                                   ($0.08)
================================================================================================================
Increased research and development spending                                               ($0.05)
================================================================================================================
All other                                                                                  $0.02
================================================================================================================
TOTAL                                                                                     ($0.76)
================================================================================================================

GUIDANCE UPDATE
---------------

THE COMPANY IS WITHDRAWING ITS PREVIOUSLY ISSUED REVENUE AND EARNINGS GUIDANCE FOR FISCAL 2009.

2009 SECOND QUARTER VERSES 2008 SECOND QUARTER COMPARATIVE RESULTS
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                                     -3-

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
     NET REVENUES
     ------------

                       F2Q09         F2Q08          PERCENT             F2009          F2008        PERCENT
                                                    CHANGE           SIX MONTHS     SIX MONTHS      CHANGE




Ther-Rx              $  43.4       $  53.2           (18.4%)           $  94.3        $  103.2       (8.7%)

ETHEX                   95.6         114.9(1)        (16.8%)             187.9           175.4(1)     7.1%
Particle Dynamics        5.3           4.8            10.4%               11.0             8.7       26.9%
-----------------------------------------------------------------  ---------------------------------------
   Consolidated        144.3         172.9           (16.5%)           $ 293.2        $  287.3        2.1%

(1) Included the launch of the 100mg and 200mg strengths of metoprolol succinate extended-release tablets with a 180-day exclusivity period.

The decreases in Ther-Rx net revenues for the three and six-month periods were due primarily to lower sales of our two anti-infective brands, Clindesse(R) and Gynazole-1(R), and decreased sales from our hematinic product line. Sales of Clindesse(R) decreased 23.2% to $11.5 million for the quarter and 15.5% to $16.4 million for the six-month period, while sales of our hematinic products decreased 23.8% to $12.5 million and 10.8% to $21.6 million during the three- and six-month periods, respectively. These decreases resulted primarily from larger-than-normal customer purchases ($5.3 million for Clindesse(R) and $4.2 million for the hematinic products) that occurred during the comparative prior year quarter in anticipation of September 2007 price increases. In addition, sales of our hematinic products were lower during the quarter because of increased generic competition. Net sales of Gynazole-1(R) declined $1.2 million, or 30.1%, and $2.8 million, or 21.2%, for the three- and six-month periods, respectively, due primarily to a decline in the overall demand for intra-vaginal products.

The decrease in ETHEX net revenues for the quarter resulted primarily from a $28.6 million reduction in sales of certain existing cardiovascular products, offset in part by $15.8 million of sales of the 25 mg and 50 mg strengths of metoprolol succinate extended-release tablets ("metoprolol"). We began shipping the 25 mg and 50 mg strengths upon approval in March 2008 and May 2008, respectively. The decrease in sales of certain existing cardiovascular products for the quarter consisted of a $20.6 million decrease attributable to declining prices and an $8.0 million decrease due to lower sales volumes of our potassium chloride products and the 100 mg and 200 mg strengths of metoprolol. The impact of declining prices was due primarily to $25.1 million of price erosion on the 100 mg and 200 mg strengths of metoprolol partially offset by the impact of price increases on our potassium chloride products. We were the first company to file with the FDA for generic approval of the 100 mg and 200 mg dosage strengths of metoprolol and were accorded the opportunity for a 180-day exclusivity period that ended in January 2008. During the 180-day exclusivity period, we were able to offer these products at higher prices. The increase in net revenues for the six-month period was due primarily to $28.3 million of sales of the 25 mg and 50 mg strengths of metoprolol. Sales for the six-month period included a $44.2 million increase in sales volume of our existing products, offset in part by a $43.4 million decline in sales due to lower pricing. These fluctuations were due primarily to the impact of lower prices, offset in part by higher volumes, on year-to-date sales of the 100 mg and 200 mg strengths of metoprolol. ETHEX net revenues for the three- and six-month periods were also impacted by reductions in sales from our cough/cold product line of $7.9 million and $16.6 million, respectively that we discontinued at the end of the prior fiscal year as a result of regulatory developments. In addition, we had unshipped open orders of generic products at the close of the second quarter of 2009 that approximated $18.0 million of net revenues. These unshipped orders resulted primarily from higher-than-expected demand from our customers for metoprolol and manufacturing interruptions and inefficiencies that resulted in abnormally low production during the quarter.

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GROSS PROFIT
------------

Gross profit decreased for the second quarter by $37.0 million and for the six-month period by $8.2 million compared to the respective prior year periods due to reduced sales levels experienced by our specialty generics/non-branded and branded product segments, including price reductions on the 100 mg and 200 mg strengths of metoprolol following the end of their 180-day exclusivity period.

Gross profits were further reduced in the second quarter by $6.1 million of costs associated with unabsorbed labor and overhead and inventory write-offs related to abnormally low production levels caused by manufacturing interruptions and inefficiencies experienced during the quarter. The Company anticipates returning to normal operating conditions by the end of the current fiscal year.

Consolidated gross margins for the second quarter of fiscal 2009 were 62.9% compared to 73.9% for the second quarter of 2008. Ther-Rx gross margins remained relatively constant at 90.2%, compared to 90.6% in the prior year quarter while gross margins for ETHEX declined from 69.6% to 60.5%.

Consolidated gross margins for the first six months were 66.3%, compared to 70.5% for the first six months of fiscal 2008, or a reduction of 6.0%. Ther-Rx gross margins through six months were 89.6%, up from 89.2%. ETHEX gross margins decreased to 60.5%, compared to 64.9% for the first six months of fiscal 2008.

OPERATING EXPENSE
-----------------

Operating expense comparisons for the second quarter and six-month period of the current fiscal year versus the prior year periods were impacted by:

o Increased R&D expenditures of 38.7% and 40.5% for the second quarter and six-month period, respectively, due primarily to the continued development of our product development pipeline for both branded and generic/non-branded products and an increased level of spend for clinical trials;

o An in-process R&D charge of $2.0 million in connection with the purchase of Gestiva(TM) recorded in the first quarter of the current year;

o Increases in selling and administrative expenses of $20.5 million in the second quarter and $37.5 million in the six-month period due to:

     - Increased personnel costs of $2.9 million and $5.5 million, respectively;

     - Increased legal and professional fees of $2.8 million and $3.3 million, respectively, due in part to $1.3 million of expenses incurred related to the Audit Committee investigation;

     - Increased branded marketing and promotional expenses of $5.3 million and $10.9 million, respectively, related to the launch of Evamist(TM) coupled with increased promotion of our existing branded products;

     - Increases of $1.9 million and $3.4 million, respectively, in costs associated with redistribution fees paid to certain customers for single point shipping service;

     - A $2.0 million accrual recorded in the fiscal 2009 second quarter pursuant to an agreement with the State of Alabama, which led to the settlement of a suit brought against ETHEX regarding Medicaid pricing; and

     - First quarter fiscal 2009 marketing expense of $4.6 million associated with the launch and supply of the 25 mg and 50 mg strengths of metoprolol succinate extended-release tablets; and

     - Expenses associated with the recall of certain generic products of $5.2 million in the second quarter of fiscal 2009.

PRODUCT RECALLS
---------------

As previously announced in the Company's Form 10-Q for the first quarter of fiscal 2009, ETHEX initiated voluntary recalls of certain lots of morphine sulfate 30 mg and 60 mg extended-release tablets as a precaution due to the possible presence of oversized tablets, following receipt of two field reports from pharmacists who each identified a single such tablet but did not dispense them. We accrued a liability of $0.9 million in the fourth quarter

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of fiscal 2008 for the anticipated cost of the recall and increased this accrual by $0.4 million in the second quarter of fiscal 2009.

On October 15, 2008, ETHEX initiated a voluntary recall to the consumer level of three specific lots of dextroamphetamine sulfate 5 mg tablets as a precaution due to the possible presence of oversized tablets. We accrued an estimated liability of $0.1 million in the second quarter of fiscal 2009 for the anticipated cost of this recall. On November 7, 2008 ETHEX initiated a voluntary recall to the consumer level as a precaution due to the possible presence of oversized tablets of specific lots of five generic products in various strengths: propafenone HCL tablets, isosorbide mononitrate extended release tablets, morphine sulfate 15 mg extended release tablets, morphine sulfate immediate release tablets and the 10 mg strength of dextroamphetamine sulfate tablets. The recall involved multiple lots for which we accrued an estimated liability of $2.1 million in the second quarter. On November 10, 2008, ETHEX initiated a voluntary recall to the retail level as a precaution due to the possible presence of oversized tablets. This ETHEX recall affected multiple lots of 18 generic/non-branded products for which we accrued an estimated liability of $2.8 million in the second quarter. No report of any oversized tablets from any of the lots of the products involved in these three October/November recalls has been received by ETHEX from any wholesaler, retailer, consumer or caregiver.

As previously announced in the Company's Form 10-Q for the first quarter of fiscal 2009, as a result of the recall in June 2008 of the morphine sulfate extended release tablets, the Company has received multiple adverse event reports from individuals alleging that their adverse events were a result of taking oversized tablets. The Company's subsidiary, ETHEX Corporation, was named as a defendant in a product liability case filed in federal court in June 2008. During October 2008, three additional lawsuits were filed against ETHEX and/or the Company in various state and federal courts with respect to alleged injuries, including a wrongful death case, pertaining to these morphine sulfate extended release products, one of which was filed in federal court and is seeking to have a nationwide class certified. The Company cannot provide any assurance that additional lawsuits may not be filed in the future with respect to these products. The Company intends to vigorously defend its interests in these litigations or in the event of future litigation involving these products; however, it cannot give any assurance it will prevail.

CLOSURE TO STOCK OPTION REVIEW
------------------------------

In August 2008, the U.S. District Court for the Eastern District of Missouri gave final approval to the settlement agreement in the derivative lawsuit that had been brought against the Company. The 30-day appeal period has passed, officially closing out all remaining legal issues associated with this suit. The Company also has received formal notification from the staff of the Securities and Exchange Commission stating that the investigation has been completed and that the Staff does not intend to recommend any enforcement action by the Commission.


                               * * * * * * * * *

                          K-V PHARMACEUTICAL COMPANY
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 12, 2008
                              By:    /s/ RICHARD H. CHIBNALL
                                     ------------------------------------------
                                     Richard H. Chibnall
                                     Vice President, Finance and Principal
                                     Accounting Officer